Chachas Law Group P.C. Attorneys at Law 2445 Fifth Avenue, Suite 440 San Diego, California 92101	Telephone: (619) 239-2900 Facsimile: (619) 239-2990

April 22, 2010

Securities and Exchange Commission

Division of Corporate Finance

Attn: Adam F. Turk

100 F Street, NE

Washington, D.C. 20549-3010

RE:

Town and County Appraisal Service, Inc.

Preliminary Information Statement on Schedule 14C

File No. 000-53214

Filed: April 2, 2010

Dear Mr. Turk:

In response to your comments and request for supplemental information to the Preliminary Information Statement on Schedule 14C filed on behalf of the above registrant on April 2, 2010, we have filed Revised Preliminary Information Statement on Schedule 14C. A marked copy is attached which reflects the changes made.

Additionally, we are enclosing the Memorandum from the Registrant. The responses in the Memorandum correspond to the order of your comments as set forth in your letter of April 14, 2010.

If you have any questions or need additional information, please feel free to call.

Sincerely,

/s/ George G. Chachas

George G. Chachas

GGC:lp

encl.

TOWN AND COUNTRY APPRAISAL SERVI CE, INC.

_________________________________________________________________________________________________________

M E M O R A N D U M

TO:

Adam F. Turk

Jennifer Gowetski

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

FROM:

J. Michael Heil, President

Town and Country Appraisal Service, Inc.

DATE:

April 22, 2010

RE:

Town and County Appraisal Service, Inc.

Preliminary Information Statement on Schedule 14C

File No. 000-53214

Filed April 2, 2010

_________________________________________________________________________________________________________

We submit the following in response to your comments by letter of April 2, 2010. In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

1.

Please provide the information required by Item 201 of Regulation S-K wit respect to your preferred shares.

Response:

We have revised the Schedule 14C to a section entitled Description of Securities and have provided the information required by Item 202 of Regulation S-K (see Page 4).

2.

We note that you are increasing the number of shares of common and preferred stock that you are authorized to issue. We further note your disclosure that the increase would provide greater flexibility with respect to your capital structure "for such purposes as additional equity financing, stock-based acquisitions, present and future employee benefit programs and other corporate purposes. Please tell us whether you contemplate using the newly authorized shares for any exchange, acquisition, merger or other similar transactions. If this is the case, please provide financial statements as required by Item 11(e) of Schedule 14A or explain why you have not included such information.

Response:

At the current time the Company is not contemplating using any of the additional authorized shares for any exchange, acquisition, merger or other similar transaction. This has been set forth in the Schedule 14C (see Page 5).

3.

We note that your Form 8-K filed March 1, 2010 and your Form 8-K filed March 25, 2010 discuss a significant acquisition and change in control transaction. Please tell us whether shareholder approval was required for the recent acquisition and change in control transaction referenced in your Forms 8-K.

Response: With regard to the recent acquisition, Stockholder approval was not required. Section 92A.130 of the Nevada Revised Statutes provides that:

Action by the stockholders of a surviving domestic corporation on a plan of merger is not required if:

(a)

The articles of incorporation of the surviving domestic corporation will not differ from its articles before the merger;

(b)

Each stockholder of the surviving domestic corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger;

(c)

The number of voting shares outstanding immediately after the merger, plus the number of voting shares issued as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20 percent the total number of voting shares of the surviving domestic corporation outstanding immediately before the merger; and

April 22, 2010	Town and County Appraisal Service, Inc.
Page 2 of 2	Memorandum

(d)

The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20 percent the total number of participating shares outstanding immediately before the merger. As used in this section. “Participating shares” means shares that entitle their holders to participate without limitation in distributions. “Voting shares” means shares that entitle their holders to vote unconditionally in elections of directors.

In the recent acquisition, the Company was the surviving corporation and its articles of incorporation did not change as a result of the merger and the shares held by the stockholders before the merger have identical designations, preferences, limitations and relative rights immediately after the merger. Additionally, before the merger there were 10,000,000 shares of common stock outstanding and after the merger there were 10,160,000 shares outstanding. Accordingly, the total number of shares outstanding after the merger did not exceed by 20 percent the number of shares outstanding immediately prior to the merger. Finally, before the merger there were 10,000,000 participating shares outstanding and after the merger there were 10,160,000 participating shares outstanding. Accordingly, the total number of participating shares outstanding after the merger did not exceed by 20 percent the number of participating shares outstanding immediately prior to the merger.

Response: With regard to the recent change of control transaction, Stockholder approval was also not required. The provisions of Sections 78.378 to 78.2793 of the Nevada Revised Statutes apply to any acquisition of a controlling interest in an issuing corporation.

Section 78.3788 provided that an “Issuing corporation” means a corporation which is organized in this State and which:

1.

Has 200 or more stockholders of record, at least 100 of whom have addresses in this State appearing on the stock ledger of the corporation; and

2.

Does business in this State directly or through an affiliated corporation.

The Company is not an ”Issuing corporation” as the corporation does not have 200 or more stockholders of record and the Company does not conduct business in the State of Nevada directly or indirectly, as it conducts business solely in the State of Oregon.

According, since the corporation is not an “Issuing Corporation” it is not subject to the provisions of Section 78.278 through 78.2793 of the Nevada Revised Statutes and stockholder approval was not required for the recent change of control transaction.

4.

We note the second action regarding the approval to increase the number of common shares you are authorized to issue from 74 million to 500 million. We also note the third action regarding the approval of a 40-for-1 forward stock split of the issued and outstanding shares of your common stock. Please clarify, if true, the disclosure relating to your second action that the purpose of the increase is to complete the stock split.

Response: The 40-for-1 forward stock split has been abandoned and the Schedule 14C revised accordingly. Further, the increase of the authorized shares of common stock was reduced significantly and the Schedule 14C revised to reflect that which the Articles of Incorporation will be Amended and Restated to increase the number of shares of Common Stock which the Company will be authorized to issue from 74,000,000 to 125,000,000 shares, as set forth in the revised Schedule 14C.